MJ Capital Partners, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2015

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

JHCG Securities, LLC (now MJ Capital Partners, LLC) was acquired by Michael J. Cavallaro on December 31, 2014. MJ Capital Partners, LLC (the "Company"), solely owned by Michael J. Cavallaro, was organized in California on October 29, 2010. The company completed a merger with JHCG Securities, LLC, a limited liability company and broker-dealer, on June 10, 2015. The company operates from one location in Los Angeles, California as a limited broker-dealer engaged in providing mergers and acquisitions, advisory services, and raising capital for middle market companies and their owners.

Basis of Accounting

The Company prepares its financial statements in the form prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Accounts Receivable

Trade accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for trade accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a Limited Liability Company for income tax purposes and the members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes is present in the Company's financial statements.

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Note C – CREDIT RISK

The Company acts as an introducing broker to other investment managers and does not take possession of any investor funds or securities in connection with acting as a selling or placement agent. The Company has no exposure to credit risk associated with the nonperformance of the parties fulfilling any contractual obligations pursuant to securities transactions. The Company does not anticipate nonperformance by any of the parties.

The credit risk for customer accounts is concentrated because the balances due from the Company's three largest customers comprise substantially all of the carrying amount. However, customer accounts typically are collected within a short period of time, and, based on its assessment of current conditions, management believes realization losses on amounts outstanding at the end of 2015 will be immaterial. Accordingly, customer accounts are reported at the amount of principal outstanding.

The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2015, there were no uninsured cash balances.

Note D – RELATED PARTY

The Company's managing director is also the majority stockholder of the company's holding company, MJC Partners, LLC. The Company engages in transactions with its holding company for certain expenses which are paid by the holding company and agreed upon in an expense sharing agreement. For the year ended December 31, 2015, the holding company paid and was reimbursed for $147,119 of the Company's expenses, and as of the year end, the Company owes zero to the holding company.

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company has adopted the provisions of ASC 740, Income Tax, which clarifies the accounting for uncertainty in income taxes. In accordance with these provisions, a tax position is recognized as a benefit only if it is more than 50% likely that the tax position would be upheld in a tax examination. No tax benefit is recorded for tax positions that are 50% or less likely to be upheld in a tax examination. The adoption had no effect on the Company's financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits as interest and income tax expense respectively. For the period ending December 31, 2015, the Company had no amounts accrued for interest or penalties.

The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next twelve months.

Returns filed prior to fiscal year 2012 are closed. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next twelve months.

Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities. The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

The Fair Value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The Company's entire assets which consist of cash are classified as Level 1.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Subsequent Events

Management has evaluated subsequent events through February 23, 2016, the date which the financial statements were available to be issued.

Note B – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of FINRA, and as such, is required to maintain a minimum net capital of $5,000. Net capital of the Company, net of non-allowable assets of $50,000, as December 31, 2015 was $54,899. The minimum capital requirements may effectively restrict the withdrawal of Company equity.